Ameritrade Holding Corporation
Datek Online Holdings Corp.
Commission File No. 333-88632

[This information was placed on the Datek.com web site on July 2, 2002]

HOME PAGE HEADLINE

On track for a summer close [link to http://www.datek.com/mergerinfo/ed3.html] CEO Ed Nicoll on Datek’s merger with Ameritrade.

SPLASH PAGE HEADLINE

Two words: “Substantial Progress” [link to <datek-home link=“mergerinfo/ed3.html” frames=“no”>] An Ameritrade/Datek Merger update from CEO Ed Nicoll

LETTER

Dear Customer:

I am pleased to report that the proposed merger between Datek Online Holdings Corp. and Ameritrade Holding Corporation continues to move ahead at a brisk pace. In fact, we expect our union to be finalized sometime late this summer.

Here are some of the milestones in our progress so far.

•	Clearance from Federal authorities. Ameritrade and Datek received clearance to merge by the Federal Trade Commission and the U.S. Department of Justice. This clearance follows the required 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, during which no requests for additional information were received from either government agency. This waiting period expired on May 28, 2002.

•	S-4 filed with the SEC. Information required about the merger has been filed with the Securities and Exchange Commission (SEC) on an S-4 registration statement. After the SEC declares the S-4 effective, we will mail a joint proxy statement/prospectus to stockholders of both companies in advance of their vote.

•	Stockholders to vote approval. A special meeting of Ameritrade stockholders will be held to vote on approval of the merger following the end of the SEC review process. For Datek stockholders, that voting meeting will be held one day after the Ameritrade stockholders meeting.

•	NASD also fully informed. Datek’s broker-dealer subsidiaries have notified the NASD of our merger and submitted additional information as requested by the agency.

As we move toward our joint goal of serving you better, we encourage you to continue normal usage of your online accounts.

You can email me your questions and comments at mergerinfo@datek.com. And be sure to watch Datek.com for additional information about our merger.

Ed Nicoll
Chairman and CEO
Datek Online Holdings Corp.

ON APRIL 8, 2002, DATEK ONLINE HOLDINGS CORP. ANNOUNCED ITS INTENTION TO MERGE WITH AMERITRADE HOLDING CORPORATION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE ARROW STOCK HOLDING CORPORATION REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-88632) CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THIS DOCUMENT FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS INVESTOR RELATIONS DEPARTMENT AT 402-331-7856.

©2002 Datek Online Financial Services LLC, Member NASD/SIPC